Walter Winshall

Boston, MA

Summary

Accomplished Angel Investor with a strong track record of identifying and supporting high-growth startups in the technology sector. Proven ability to leverage extensive experience in commercialization and board leadership to provide valuable guidance and mentorship to portfolio companies. Passionate about fostering innovation and driving positive change through technology.

Experience

- Principal, Collaborative Seed and Growth Partners, LLC (2000 - Present)

  - Led investment activities for this venture capital firm focusing on early-stage technology companies.
  - Managed a portfolio of over 100 companies across various sectors within the technology industry.
  - Sourced and evaluated investment opportunities, conducted due diligence, and negotiated deal terms.
  - Provided strategic guidance and mentorship to portfolio companies, leveraging expertise in commercialization and board governance.
  - Oversaw fundraising efforts and secured capital commitments from institutional investors.
- Board Member, AgaMatrix (acquired)

  - Provided strategic direction and oversight as a board member for this medical device company.

- - Contributed to the company's growth and eventual successful acquisition.
- Board Member & Advisor, Multiple Early-Stage Companies

  - Held board positions and provided advisory support to various early-stage technology companies across diverse fields.
  - Leveraged expertise to guide companies through critical stages of development and growth.
- Co-Founder & Principal, Collaborative Seed & Growth Partners (Previously)

  - Played a key role in establishing the firm and laying the foundation for its success.

Previous Roles

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Skills

- Venture Capital & Investment Analysis
- Technology & Innovation Trends
- Commercialization & Market Development
- Board Governance & Strategic Planning
- Business Development & Partnerships
- Startup Mentorship & Coaching

Affiliations

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